Exhibit 21.1

SUBSIDIARIES OF ASIAFIN HOLDINGS CORP.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
AsiaFIN Holdings Corp.	Labuan
AsiaFIN Holdings Limited	Hong Kong
StarFIN Holdings Limited	British Virgin Islands
Insite MY Holdings Sdn Bhd (FKA StarFIN Asia Sdn Bhd)	Malaysia
OrangeFIN Academy Sdn Bhd (FKA Insite MY.Com Sdn Bhd)	Malaysia
Insite MY Systems Sdn Bhd	Malaysia
Insite MY Innovations Sdn Bhd	Malaysia
OrangeFIN Asia Sdn Bhd	Malaysia
TellUS Report Sdn Bhd	Malaysia